Exhibit 99.126

For Immediate Release	March 11, 2021

The Valens Company Enters First Pre-Roll Manufacturing Agreement with Experion Biotechnologies, Partner of Recently Acquired LYF Food Technologies Inc.

Kelowna, B.C., March 11, 2021 – The Valens Company Inc. (TSX: VLNS) (OTCQX: VLNCF) (the “Company,” “The Valens Company” or “Valens”), a leading manufacturer of cannabis products, today announced that it has entered into a custom manufacturing agreement with Experion Biotechnologies Inc. (TSX-V: EXP) (OTCQB: EXPFF) (“Experion”), a partner of the Company’s recently acquired LYF Food Technologies Inc. (“LYF”). Experion is a licensed cultivator, processor and brand builder with a portfolio of premium products.

Under the agreement, Valens will provide end-to-end pre-roll manufacturing and product distribution services to Experion – the Company’s first custom manufacturing agreement of this nature following the receipt of its Health Canada licence amendment to sell dried cannabis products. In partnership, Valens and Experion will expand the pre- roll offering for Experion’s popular Citizen Stash brand, which is focused on providing consumers the highest quality handcrafted, small batch cannabis.

“We are excited to kick off our pre-roll manufacturing services with the commencement of our agreement with Experion and expedite the entry of Valens-manufactured dried cannabis products into the Canadian market,” said Tyler Robson, Chief Executive Officer, Co-Founder and Chair of The Valens Company. “Citizen Stash is synonymous with best-in- class products and we are proud to be chosen as a partner who can deliver on customized and premium quality products for the brand.”

“We are pleased to work with Valens as this partnership will allow Experion to expand production to facilitate broader consumer access to our award-winning Citizen Stash products,” stated Jarrett Malnarich, Chief Executive Officer of Experion Biotechnologies. “Partnering with an industry leader such as Valens allows us to immediately multiply our capacity and positions us to quickly develop next generation product lines. We believe this relationship demonstrates to the market that we are laser-focused on driving revenue by expanding our capacity to deliver premium cannabis products across Canada.”

The terms of the agreement support a minimum two-year partnership with monthly minimum order quantities. Valens and Experion are in continued discussions to expand the existing agreement to include additional product development and custom manufacturing services for a range of next generation products beyond gummies, which are currently being manufactured at the LYF facility, and pre-rolls. There is, however, no assurance that any such deal would be reached.

Additionally, on March 5, 2021, Valens announced the closing of its acquisition of LYF. In connection with the LYF acquisition and per the requirements of the Toronto Stock Exchange, Valens carries out its operations in compliance with the applicable laws of each jurisdiction in which the Company operates with respect to the cultivation, distribution, sale, or possession of cannabis (including laws applicable to anti-money laundering) to the extent applicable to the activities being undertaken by the Company in such jurisdiction.

The Valens Company

230 Carion Rd

Kelowna, BC V4V 2K5

T. +1.778.755.0052

www.thevalenscompany.com

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About The Valens Company

The Valens Company is a leading manufacturer of cannabis derivative products with a mission to bring the benefits of cannabis to the world. The Company provides proprietary cannabis processing services across five core technologies, in addition to best-in-class product development, formulation and manufacturing of cannabis consumer packaged goods. The Valens Company’s high-quality products are exclusively formulated for the medical, therapeutic, health and wellness, and recreational consumer segments, and are offered across numerous product formats, including oils, vapes, concentrates, edibles and topicals, as well as pre-rolls, with a focus on next-generation product development and innovation. Its breakthrough patented emulsification technology, SōRSE™ by Valens, converts cannabis oil into water-soluble emulsions for seamless integration into a variety of product formats, allowing for near-perfect dosing, stability, and taste. In partnership with brand houses, consumer packaged goods companies and licensed cannabis producers around the globe, the Company continues to grow its diverse product portfolio in alignment with evolving cannabis consumer preferences in key markets. Through its wholly owned subsidiary Valens Labs Ltd., the Company is setting the standard in cannabis testing and research and development with Canada’s only ISO17025 accredited analytical services lab, named The Centre of Excellence in Plant-Based Science by partner and scientific world leader Thermo Fisher Scientific. Discover more on The Valens Company and its subsidiaries at http://www.thevalenscompany.com.

About Experion Biotechnologies

Experion Holdings Ltd. is the parent company of Experion Biotechnologies Inc., a Health Canada licensed cultivator and processor of Cannabis, based in Mission, BC. Experion Holdings Ltd. is invested in a portfolio of products to address a wide spectrum of consumer needs' including Adult-use, Wellness and Therapeutic, and Medical products. Experion trades on the TSX Venture Exchange as a Tier 1 issuer under the symbol "EXP" on the OTCQB Venture under the symbol “EXPFF” and on the Frankfurt Stock Exchange under the symbol “MB31”.

For further information, please visit the Company’s website www.experionwellness.com or contact Investor Relations, Email: IR@experionwellness.com.

For further information, please contact:

Jeff Fallows President

The Valens Company

Investor Relations

ir@thevalenscompany.com

1 647.956.8254

KCSA Strategic Communications

Phil Carlson / Elizabeth Barker

VLNS@kcsa.com

1 212.896.1233 / 1 212.896.1203

Media

KCSA Strategic Communications

Anne Donohoe

adonohoe@kcsa.com

1 212.896.1265

The Valens Company

230 Carion Rd

Kelowna, BC V4V 2K5

T. +1.778.755.0052

www.thevalenscompany.com

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Notice regarding Forward Looking Statements

All information included in this press release, including any information as to the future financial or operating performance and other statements of The Valens Company that express management’s expectations or estimates of future performance, other than statements of historical fact, constitute forward-looking information or forward-looking statements within the meaning of applicable securities laws and are based on expectations, estimates and projections as of the date hereof. Forward-looking statements are included for the purpose of providing information about management’s current expectations and plans relating to the future. Wherever possible, words such as “plans”, “expects”, “scheduled”, “trends”, “forecasts”, “future”, “indications”, “potential”, “estimates”, “predicts”, “anticipate”, “to establish”, “believe”, “intend”, “ability to”, or statements that certain actions, events or results “may”, “should”, “could”, “would”, “might”, “will”, or are "likely" to be taken, occur or be achieved, or the negative of these words or other variations thereof, have been used to identify such forward-looking information. Specific forward-looking statements include, without limitation, all disclosure regarding future results of operations, future outcomes of transactions, economic conditions, and anticipated courses of action. Investors and other parties are advised that there is not necessarily any correlation between the number of SKUs manufactured and shipped and revenue and profit, and undue reliance should not be placed on such information.

The risks and uncertainties that may affect forward-looking statements include, among others, Canadian regulatory risk, Australian regulatory risk, U.S. regulatory risk, U.S. border crossing and travel bans, the uncertainties, effects of and responses to the COVID-19 pandemic, reliance on licenses, expansion of facilities, competition, dependence on supply of cannabis and reliance on other key inputs, dependence on senior management and key personnel, general business risk and liability, regulation of the cannabis industry, change in laws, regulations and guidelines, compliance with laws, limited operating history, vulnerability to rising energy costs, unfavourable publicity or consumer perception, product liability, risks related to intellectual property, product recalls, difficulties with forecasts, management of growth and litigation, many of which are beyond the control of The Valens Company. For a more comprehensive discussion of the risks faced by The Valens Company, and which may cause the actual financial results, performance or achievements of The Valens Company to be materially different from estimated future results, performance or achievements expressed or implied by forward-looking information or forward-looking statements, please refer to The Valens Company’s latest Annual Information Form filed with Canadian securities regulatory authorities at www.sedar.com or on The Valens Company’s website at www.thevalenscompany.com. The risks described in such Annual Information Form are hereby incorporated by reference herein. Although the forward-looking statements contained herein reflect management's current beliefs and reasonable assumptions based upon information available to management as of the date hereof, The Valens Company cannot be certain that actual results will be consistent with such forward-looking information. The Valens Company cautions you not to place undue reliance upon any such forward-looking statements. The Valens Company disclaims any intention or obligation to update or revise any forward-looking statements whether as a result of new information, future events or otherwise, except as required by applicable law. Nothing herein should be construed as either an offer to sell or a solicitation to buy or sell securities of The Valens Company.

The Valens Company

230 Carion Rd

Kelowna, BC V4V 2K5

T. +1.778.755.0052

www.thevalenscompany.com

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